January 6, 2016

Mr. Jim Dunn

Division of Corporate Finance

U.S. Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549

Correspondence sent via Edgar

RE:	Hanmi Financial Corporation (“Hanmi”)
Form 10-K for the FYE December 31, 2014 (Filed March 16, 2015)
Form 10-Q for the Quarterly Period Ended September 30, 2015 (Filed November 9, 2015)
File Nos. 000-30421

Dear Mr. Dunn,

This letter will confirm our conversation of January 5, 2016, requesting additional time to respond to the SEC’s comment letter dated December 29, 2015 directed to Hanmi. Instead of ten (10) business days, Hanmi will have sixteen (16) business days to formally respond, or January 22, 2016.

Thank you for your time and consideration of this matter. If I can be of any assistance, I can be reached at 213 368 3214 or juliet.stone@hanmi.com.

Sincerely,

/s/  Juliet Stone

Juliet Stone

General Counsel